2727 NORTH HARWOOD STREET  •  DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939  •  FACSIMILE: +1.214.969.5100

August 11, 2015

BY EDGAR

Pamela Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	CSW Industrials, Inc.

Amendment No. 2 to Form 10-12B

File No. 001-37454

Ladies and Gentlemen:

CSW Industrials, Inc. (“CSWI”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10 (Registration No. 001-37454) (as amended, the “Registration Statement”). On behalf of CSWI, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated August 3, 2015. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by CSWI’s response. Except as otherwise provided, page references included in the body of CSWI’s responses are to pages in Amendment No. 2.

Exhibit 99.1

Capitalization, page 44

1.	Footnote (3) to this table assumes that Capital Southwest will contribute $0 to CSWI. Please revise to indicate the approximate amount anticipated to be contributed, or leave this amount blank until the correct amount may be determined and placed into a pre-effective amendment.

Response: CSWI acknowledges the Staff’s comment and advises the Staff that it has revised page 45 to leave the contributed amount blank. CSWI undertakes to provide the amount to be contributed by Capital Southwest to CSWI in a further pre-effective amendment.

ALKHOBAR       •       AMSTERDAM        •       ATLANTA       •       BEIJING       •        BOSTON       •       BRUSSELS       •       CHICAGO        •       CLEVELAND       •       COLUMBUS       •        DALLAS

DETROIT       •       DUBAI       •        DÜSSELDORF       •       FRANKFURT       •       HONG  KONG       •       HOUSTON       •       IRVINE       •        JEDDAH       •       LONDON       •       LOS ANGELES

MADRID       •       MEXICO CITY        •       MIAMI       •       MILAN       •       MOSCOW        •       MUNICH       •       NEW YORK       •        PARIS       •       PERTH       •       PITTSBURGH        •       RIYADH

SAN DIEGO       •       SAN FRANCISCO        •       SÃO PAULO       •       SHANGHAI       •        SILICON VALLEY       •       SINGAPORE       •       SYDNEY        •       TAIPEI       •       TOKYO       •        WASHINGTON

United States Securities and Exchange Commission August 11, 2015 Page 2 of 7

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

Unaudited Pro Forma Condensed Combined Statement of Operations, page 49

2.	Please revise your statement to present pro forma earnings per share and the number of shares used to compute the pro forma per share data.

Response: CSWI acknowledges the Staff’s comment and advises the Staff that it has revised page 49 to include pro forma earnings per share and the number of shares used to compute the pro forma per share data.

Note (b), page 49

3.	Please revise your footnote to disclose the preliminary purchase price allocation that underlies your adjustments. Additionally, please expand your disclosure to quantify and describe the working capital adjustments you refer to.

Response: CSWI acknowledges the Staff’s comment and has revised page 50 to provide the requested disclosure. The Strathmore historical column represents the audited balance sheet as of December 31, 2014. The Strathmore adjustments include purchase price allocation entries and working capital adjustments to account for net activity between December 31, 2014 and April 1, 2015, the effective date of the acquisition.

Note (d), page 49

4.	Please revise your footnote to disclose the amount of debt incurred to finance the Strathmore acquisition and the related net proceeds. Please also tell us what the $1.9 million adjustment to cash represents.

Response: CSWI acknowledges the Staff’s comment and has revised page 50 to disclose the amount of debt incurred to finance the Strathmore acquisition and the related net proceeds and to clarify that the $1.9 million adjustment to Strathmore historical cash represents interest incurred as if the acquisition debt had been incurred on April 1, 2014, net of borrowings in excess of the final purchase price and the income tax benefit related to the interest.

Note (f), page 49

5.	It is unclear to us whether this adjustment is intended to represent the type of adjustments contemplated by Instruction 4 to Rule 11-02(b) of Regulation S-X. If so, please clarify that such expenses were previously allocated on a basis that is no longer deemed reasonable by management. Otherwise, it appears that certain elements of this pro forma adjustment may not be factually supportable and may instead represent projections. If so, such information may be discussed in your pro forma footnotes but without actual pro forma adjustment. Please advise.

Response: CSWI acknowledges the Staff’s comment and has revised page 50 to clarify the nature of the adjustment discussed in note (f). Historically, the CSWI Businesses paid a fee for management services provided to the CSWI Businesses by senior management and executives of Capital Southwest, CSWI’s sole shareholder. This amount was

United States Securities and Exchange Commission August 11, 2015 Page 3 of 7

disclosed in CSWI’s historical audited financial statements as a related party management fee. However, oversight from the management team of Capital Southwest in historical periods was limited in nature and primarily related to their involvement on management and governance committees of the CSWI Businesses and certain other oversight functions. As further described in the Registration Statement, certain executives of Capital Southwest (Joseph Armes, Chief Executive Officer; Kelly Tacke, Chief Financial Officer; and Christopher Mudd, Chief Operating Officer) will become executive officers of CSWI. Accordingly, CSWI anticipates incurring higher costs associated with the employment of these executives by CSWI and as a direct result of their involvement in the day-to-day management of CSWI. As a result, CSWI’s unaudited condensed combined pro forma financial statements reflect an adjustment for the periods presented to reflect these direct costs. These costs are based upon existing compensation arrangements with Mr. Armes, Ms. Tacke and Mr. Mudd. Note (f) of the unaudited condensed combined financial statements reflects the following costs anticipated to be incurred by CSWI:

Category	Amount
Compensation and benefits	$4,094
Professional service and compliance costs	500
Director fees	408
Other	19
Eliminate management fees	(480)
Eliminate integration costs	(1,328)

Total pro forma adjustment	$3,213

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 53

6.	We note your response to comment 6 of our letter dated July 14, 2015. Please revise your MD&A to discuss the portion of your products that are made by third parties and the attendant impact on your results of operations, including your profit margins. Please also file your contracts, if any, with the third-party manufacturers of the products for your Industrial Products Segment as material contracts. See Item 601(b)(10) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised page 53 to discuss the portion of CSWI’s products that are made by third parties and the impact of third-party manufacturers on CSWI’s results of operations. Additionally, CSWI advises the Staff that it has determined that none of its contracts with third-party manufacturers constitutes a material contract pursuant to Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission August 11, 2015 Page 4 of 7

7.	Please revise to disclose the amount by which your line items were impacted by acquisitions rather than organic growth. Please refer to comment 4 of our letter dated July 14, 2015.

Response: CSWI acknowledges the Staff’s comment and has revised pages 54 and 58 to disclose the impact of acquisitions on CSWI’s line items.

Liquidity and Capital Resources, page 62

8.	Please revise to discuss the impact that the assumption of the pension liabilities of Capital Southwest will have on your liquidity. Please also clarify your reference to “[y]our greater scale following the Share Distribution.”

Response: CSWI acknowledges the Staff’s comment and has revised page 62 to discuss the impact that the assumption of Capital Southwest’s pension liabilities will have on CSWI’s liquidity. Additionally, CSWI has revised page 62 to clarify that it anticipates that its greater combined total assets, revenues and net income will lead to better access to bank financing.

Critical Accounting Estimates and Judgments, page 68

Goodwill, page 68

9.	We note your response to prior comment 13 and the revision to your registration statement. Please revise your disclosure to state, if true, that the estimated fair values of the other seven reporting units substantially exceed their respective carrying values. Otherwise, please disclose the amount by which reporting unit fair values exceed their carrying values.

Response: CSWI acknowledges the Staff’s comment and has revised page 69 to state that CSWI determined, based on the results of the qualitative assessment, that it was not more likely than not that the fair values of the seven of the reporting units was less than their respective carrying values and, thus, the two-step quantitative analysis was not required.

Part of CSWI’s qualitative assessment included the comparison of future projections used in prior period quantitative assessments to actual achieved results. The results of those prior period quantitative assessments had indicated that the fair values of those reporting units substantially exceeded their respective carrying values. In completing this comparison, CSWI noted that recent actual results met or exceeded the prior period projections.

United States Securities and Exchange Commission August 11, 2015 Page 5 of 7

Business, page 73

Domestic and International Sales and Long-Lived Assets, page 83

10.	It appears that the net revenues in your table for the fiscal years ended March 31, 2014 and 2013 do not agree with your historical financial information. Please revise your registration statement as appropriate.

Response: CSWI acknowledges the Staff’s comment and has revised page 83 to reconcile the net revenues in the table to its historical financial information.

Compensation of Executive Officers, page 92

Summary Compensation Table, page 100

11.	Please revise to place the discretionary bonus that you disclose in footnotes 7 and 8 in a separate column. Please refer to Item 402(c)(2)(iv) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised the summary compensation table on page 101 and page 102 to include a column for the discretionary bonuses.

Distribution Agreement, page 108

Indemnification, page 109

12.	You state that the liabilities that you and Capital Southwest will indemnify each other against include all liabilities arising out of the business of Capital Southwest other than the CSWI Businesses. Please revise to clarify which entity will be providing indemnification will regard to the business of Capital Southwest, and please advise whether either party will be providing indemnification regarding the operation of your business. Please also clarify whether there are any limits on the level of indemnification that you or Capital Southwest may provide.

Response: CSWI acknowledges the Staff’s comment and has revised page 110 to clarify the indemnification that will be provided by each of CSWI and Capital Southwest.

United States Securities and Exchange Commission August 11, 2015 Page 6 of 7

Audited Combined Financial Statements of the CSWI Businesses, page F-2

Note 7. Intangible Assets, page F-18

13.	We note your response to prior comment 32 and the revision to your registration statement. In regard to your intangible assets subject to amortization, please revise your footnote to also provide:

•	the accumulated amortization, by major intangible asset class; and

•	the aggregate amortization expense for the year ended March 31, 2015.

Refer to ASC 350-30-50-2a and ASC 350-30-55-39.

Response: CSWI acknowledges the Staff’s comment and has revised page F-18 to provide the accumulated amortization, by major intangible asset class, and the aggregate amortization expense for the year ended March 31, 2015.

Note 24. Segments, page F-32

14.	We note your response to prior comment 36. Based upon your response, please expand your disclosure to state that it is impracticable to provide revenue by product line. Refer to ASC 280-10-50-40.

Response: CSWI acknowledges the Staff’s comment and has revised pages F-32 to state that it is impracticable to provide revenue by product line.

15.	Please disclose information about geographic areas as contemplated in ASC 280-10-50-41.

Response: CSWI acknowledges the Staff’s comment and has revised pages F-32 and F-33 to include information about geographic areas.

Audited Financial Statements of Strathmore Products, Inc., page F-36

Independent Auditors’ Report, page F-36

16.	Strathmore’s audit opinion mentions a report on supplementary information. Please tell us what supplemental information the audit opinion is referring to.

Response: CSWI acknowledges the Staff’s comment and has revised the Registration Statement to remove the reference to the supplementary information in the audit opinion. The supplementary information was unaudited and thus not required to be included in CSWI’s registration statement.

United States Securities and Exchange Commission August 11, 2015 Page 7 of 7

Unaudited Financial Statements of Strathmore Products, Inc.

17.	Please revise your registration statement to also include the unaudited interim financial statements as of, and for the three months ended, March 31, 2014.

Response: CSWI acknowledges the Staff’s comments and that the unaudited interim financial statements as of, and for the three months ended, March 31, 2014, are required to be included in the registration statement. As a private company, Strathmore had not previously prepared quarterly financial statements suitable for inclusion. CSWI advises the Staff that it is working with Strathmore’s prior accountants to prepare the interim financial statements. CSWI undertakes to provide these interim financial statements as promptly as possible.

* * * * * * *

If you have any questions, please feel free to contact me at 214.969.5060 or Joseph B. Armes at 972.233.8242. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ R. Scott Cohen

R. Scott Cohen

cc:	Joseph B. Armes, Chairman and Chief Executive Officer of CSW Industrials, Inc.